Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Resolutions Passed at the Extraordinary General Meeting on 29 October 2014

Election and Appointment of Director and Supervisors

Resolutions Passed at the Extraordinary General Meeting on 29 October 2014 (the “EGM”)

We refer to the notice of the EGM of PetroChina Company Limited (the “Company”) dated 10 September 2014, the circular of the Company in relation to renewal of caps of continuing connected transactions in respect of 2015 to 2017, election of independent non-executive director and election of supervisor (the “Circular”), respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors of the Company (the “Board of Directors”) is pleased to announce that the EGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 29 October 2014 by way of physical meeting.

The meeting was convened by the Board of Directors, and was chaired by Mr Zhou Jiping, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as secretary to the Board of Directors, attended the EGM. Other relevant members of the senior management were also present. The EGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of votes cast
Resolutions			For	Against	Abstain	Passing Rate

1.	To consider and approve the resolution in respect of continuing connected transactions.	Total:	7,281,564,424	3,451,556,368	4,184,400	67.816%
		of which: A shares	801,733,277	8,242,206	100,400
		H shares	6,479,831,147	3,443,314,162	4,084,000

2.	To consider and approve Mr Zhang Biyi as independent non-executive director of the Company	Total:	168,810,344,537	22,863,051	4,840,500	99.984%
		of which: A shares	158,842,776,811	836,100	156,500
		H shares	9,967,567,726	22,026,951	4,684,000

3.	To consider and approve Mr Jiang Lifu as supervisor of the Company.	Total:	168,279,077,433	560,962,950	4,934,200	99.665%
		of which: A shares	158,842,765,208	754,003	250,200
		H shares	9,436,312,225	560,208,947	4,684,000

As the above resolutions numbered 1 to 3 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions.

As at the date of the EGM:

(1)	The first resolution is in relation to connected transactions. The controlling shareholder of the Company, China National Petroleum Corporation, being a connected person of the Company, together with its associates abstained from voting in respect of the first resolution. Thus their relevant Shares as 158,033,693,528 A Shares and 291,518,000 H Shares were not calculated into the poll results in respect of the first resolution.

(2)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 3 above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(3)	Information on the Shareholders and proxies who attended and voted at the EGM is as follows:

Number of Shareholders or proxies who attended and voted at the EGM	72

Total number of voting shares of the Company held by such attending Shareholders or proxies	168,844,974,583

of which: A Shares H Shares	158,843,769,411 10,001,205,172

Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)	92.254%

of which: A Shares (%) H Shares (%)	86.790% 5.465%

(4)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(5)	The poll results were subject to scrutiny by Mr Zhang Wang and Ms Zhang Zhongming, Shareholders of A Shares, Mr Li Qingyi, Supervisor of the Company, Ms Tang Lizi of King and Wood Mallesons and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer for the vote-counting.

Election and Appointment of Director and Supervisors

The Board is pleased to announce that according to the poll results of the EGM, Mr Zhang Biyi was elected as the independent non-executive director of the Company and Mr Jiang Lifu was elected as the supervisor of the Company, effective immediately. Please refer to the Circular for resumes of Mr Zhang Biyi and Mr Jiang Lifu.

In addition, Mr Yang Hua was elected as the employee representative supervisor for the sixth session of the supervisory committee of the Company by the employees of the Company in compliance with the requirements of the Company Law of the PRC and the Articles of Association, whose term shall expire at the end of this session of supervisory committee. The resume of Mr. Yang Hua is as below:

Mr Yang Hua, aged 50, is currently the general manager of PetroChina Changqing Oilfield Company and also the chief director of Changqing Oil Exploration Bureau. Mr Yang is a senior professor level engineer and holds a doctor degree, with about 30 years working experience in China’s oil and natural gas industry. Mr Yang acted as the deputy general manager of Changqing Oilfield Company since October 2002, the standing deputy general manager of Changqing Oilfield Company since February 2008, the principal of Changqing Oilfield Company since January 2014, and the general manager of Changqing Oilfield Company and also the chief director of Changqing Oil Exploration Bureau since July 2014.

Mr Yang Hua did not hold any directorship in any listed companies in the past three years.

Save as disclosed above, Mr Yang Hua does not have any relationship with any directors, supervisors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholder (as defined in the Listing Rules) of the Company. As at the date of this announcement, Mr Yang Hua does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, so far as the Board is aware, there are no matters in relation to the appointment of Mr Yang Hua as the employee representative supervisor of the Company that need to be brought to the attention of the Shareholders and there is no information that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

By order of the Board
PetroChina Company Limited Wu Enlai
Secretary to the Board

Beijing, China

29 October 2014

As at the date of this announcement, the Board of Directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan as Vice Chairman and non-executive director, Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin as executive director and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.